Exhibit Relating to Item 77(e) of Form N-SAR for
BlackRock High Yield Trust  (the Trust)
for the six months ended October 31, 2001

? The Annual Meeting of the Trusts shareholders was held on May
24, 2001. At such meeting the shareholders approved the selection of auditors and the election of directors. Pursuant to Instruction 2 to this Sub-Item, Information as to the matters has not been included in this Attachment.